

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2019

Olegas Tunevicius
Chief Executive Officer
BIGEON CORP.
Manesova 345/13 Ceske Budejovice 6
Ceske Budejovice, Czech Republic

> **Re: BIGEON CORP.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 15, 2018**
> **File No. 333-228803**

Dear Mr. Tunevicius:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2019 letter.

Amendment No. 1 to Form S-1

Our Product, page 20

1.   We note your response to prior comment 1. Please disclose the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on digital distribution platforms. In that regard, the images provided suggest a working product, but it is unclear from your disclosure where the product is in its development cycle.

Security Ownership of Certain Beneficial Owners, page 32

2.   We note your response to prior comment 4. Please revise the beneficial ownership table to provide the correct percentages of beneficial ownership at the various levels of

completion (e.g., the table shows that Mr. Tunevicius will continue to hold 100% of the common stock at all levels of completion).

General

3.   We find your response to prior comment 1 unpersuasive because you do not appear to have conducted any of the active business operations you list. You have minimal operations, no revenue, and assets consisting solely of nominal cash as of September 30, 2018. As such, we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

4.   As previously discussed with counsel, Section 27A (b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:
   - delete any reference to the Litigation Reform Act; or
   - make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services